6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 August 1, 2007

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl-Bosch-Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

    Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F
                              Form 20-F X Form 40-F


  Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                    Yes No X


       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .

               BASF Posts Very Strong Results in Second
                           Quarter Of 2007


    --  Volume demand remains strong:
        Second-quarter sales climb to EUR 14.7 billion (up 19 percent)

    --  EBIT before special items reaches EUR 2.0 billion (up
        6 percent)

    -- Further portfolio measures: Strategic options under review for parts of styrenics business

    -- Outlook for 2007 confirmed: Significantly higher sales, EBIT before special items to at least match the previous year's record level


    LUDWIGSHAFEN, Germany--(BUSINESS WIRE)--Aug. 1, 2007--BASF - The Chemical Company -(NYSE:BF) (FWB:BAS) (LSE:BFA) remains in top form:
In the second quarter and first half of 2007, the company again exceeded the record results posted in the same periods of the previous year. In the second quarter, BASF increased sales by 19 percent and income from operations (EBIT) before special items by 6 percent. Cumulative sales in the first half of 2007 amounted to EUR 29.3 billion, or 18 percent more than in the same period of 2006. In the first half of this year, EBIT before special items rose by approximately 10 percent to EUR 4.1 billion.

    "Our significant earnings growth demonstrates that BASF has reached a higher level of sustainable earnings," said Dr. Jurgen
Hambrecht, Chairman of the Board of Executive Directors of BASF
Aktiengesellschaft when presenting BASF's latest results.

    BASF has entered the second half of 2007 in stronger form than ever. The demand for chemical products is high, and there are no signs of a summer slowdown.

    BASF confirms optimistic forecast for full-year 2007

    Hambrecht expects the economy to continue to develop positively. For 2007, he anticipates global economic growth of approximately
3.5 percent, although with large variations from region to region. BASF's chairman expects an average euro/dollar exchange rate of $1.35 per euro in 2007. Due to the rise in oil prices, the company has increased its assumption for the average price of Brent crude in 2007 to $65 per barrel.

    Risks are seen as lying in the renewed significant rise in the price of oil, the weak U.S. dollar, and tension in conflict areas around the world.

    "In our outlook for 2007 we confirm our optimistic expectations:
We are confident that we will grow faster than the chemical market. In 2007, we expect significantly higher sales than in 2006. Scheduled plant turnarounds, in particular in the Petrochemicals division, are likely to reduce earnings by EUR 150 million in the second half of 2007. In addition, we plan to further increase spending on research and development. We nevertheless expect full-year EBIT before special items to at least match the previous year's record level," said Hambrecht.

    BASF's Chief Financial Officer, Dr. Kurt Bock, commented on the positive development of cash provided by operating activities: "Cash provided by operating activities developed very positively in the second quarter. The cumulative value for the first half was in excess of EUR 2.7 billion compared with EUR 2.2 billion in the first half of 2006."

    Sales in the Chemicals segment rise by 50 percent

    Second-quarter sales in the Chemicals segment climbed 50 percent due to higher sales volumes and prices and the contribution from the acquired catalysts business. EBIT before special items also rose significantly by more than 70 percent, with a considerable contribution from the Petrochemicals division.

    In the Plastics segment, sales increased by 10 percent in the second quarter thanks to higher volumes and sales prices. Earnings rose by 15 percent. This was due to significantly higher earnings in the Styrenics division.

    In the Performance Products segment, strong sales growth of 37 percent and earnings growth of 24 percent was due primarily to the inclusion of activities acquired in the previous year. The
Construction Chemicals division grew very strongly in Europe.

    In the Agricultural Products & Nutrition segment, sales increased by 3 percent compared with the second quarter of 2006; EBIT before special items rose by more than 44 percent. Higher sales volumes in the Agricultural Products division more than compensated for negative currency effects. The Fine Chemicals division posted a significant increase in EBIT before special items, in particular due to a reduction of fixed costs.

    Sales and earnings in the Oil & Gas segment declined compared with the very high level of the second quarter of 2006 due to lower prices and currency effects.

    Double-digit growth in all regions

    BASF's sales increased in all regions in the first half of 2007. The strongest growth in percentage terms was seen in South America, Africa, Middle East and in Asia.

    In Europe, companies posted total sales of EUR 17.4 billion in the first half. This corresponds to an increase of 14 percent. EBIT before special items rose by 6 percent to EUR 3.1 billion. This was due to the acquired businesses and organic growth in the chemical businesses, in particular in Petrochemicals.

    Companies in North America increased sales by 26 percent in dollar terms and by 18 percent in euro terms in the first half. EBIT before special items declined by 3 percent to EUR 544 million. This was due to the shutdown of the TDI plant in Geismar, Louisiana, for a number of weeks, as well as currency effects and the impact of divestitures in the Agricultural Products division. The acquired businesses and strong earnings in the Petrochemicals division were unable to offset this fully.

    Growth remains strong in Asia Pacific, where BASF increased sales by 34 percent in local currency terms and by 27 percent in euro terms. EBIT before special items also rose considerably by 58 percent to EUR 380 million. The investments in the Verbund sites in Kuantan, Malaysia, and Nanjing, China, are paying off. In Africa and the Middle East, sales rose in particular thanks to the contribution of the Catalysts and Construction Chemicals divisions.

    The region South America, Africa, Middle East also made a positive contribution. Here, BASF increased sales by 57 percent in local currency terms and by 51 percent in euro terms. EBIT before special items rose almost threefold. This was due primarily to the agricultural products business in South America. In Africa and the Middle East, sales rose in particular thanks to the contribution of the Catalysts and Construction Chemicals divisions.

    BASF is the world's leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. As a reliable partner to virtually all industries, BASF's high-value products and intelligent system solutions help its customers to be more successful. BASF develops new technologies and uses them to meet the challenges of the future and open up additional market opportunities. It combines economic success with environmental protection and social responsibility, thus contributing to a better future. BASF has approximately 95,000 employees and posted sales of EUR 52.6 billion in 2006. BASF shares are currently traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.

    On August 1, 2007, you can obtain further information from the Internet at the following addresses:

    Interim Report (from 7:30 a.m. CEST)

    corporate.basf.com/interimreport (English)

    corporate.basf.com/zwischenbericht (German)

    Press release (from 7:30 a.m. CEST)

corporate.basf.com/pressrelease (English)
    corporate.basf.com/pressemitteilungen (German)

    Live Transmission (from 10:30 a.m. CEST)

    corporate.basf.com/pcon (English)

    corporate.basf.com/pk (German)

    Speech Dr. Jurgen Hambrecht/Dr. Kurt Bock - print version

    (from 10:30 a.m. CEST)

    corporate.basf.com/pcon (English)

    corporate.basf.com/pk (German)

    Live Transmission-Telephone Conference for Analysts

    (from 3:00 p.m. CEST)

    corporate.basf.com/share (English)

    corporate.basf.com/aktie (German)

    Photos (from 7:30 a.m. CEST)

    corporate.basf.com/photos (English)

    corporate.basf.com/fotos (German)

    Information about BASF shares

    corporate.basf.com/share (English)

    corporate.basf.com/aktie (German)

    Forward-looking statements

    This release contains forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking statements contained in this release.

    BASF Posts Very Strong First-Half Results in 2007

    Interim Financial Statements

    January - June 2007

    Published on August 1, 2007

    BASF Group First-Half Results 2007



Overview
                                2nd Quarter            1st Half
                                          Change               Change
Million EUR                   2007   2006   in %   2007   2006   in %
Sales                       14,656 12,322   18.9 29,288 24,837   17.9
Income from operations
 before depreciation and
 amortization (EBITDA)       2,663  2,374   12.2  5,336  4,775   11.7
Income from operations
 (EBIT) before special
 items                       2,030  1,910    6.3  4,146  3,775    9.8
Income from operations
 (EBIT)                      2,007  1,797   11.7  4,017  3,646   10.2
Financial result              (65)     23      .  (159)     44      .
Income before taxes and
 minority interests          1,942  1,820    6.7  3,858  3,690    4.6
Net income                   1,024    920   11.3  2,059  1,870   10.1
Earnings per shares (EUR )    2.08   1.82   14.3   4.16   3.69   12.7
EBIT before special items
 in percent of sales          13.9   15.5      -   14.2   15.2      -
Cash provided by operating
 activities                  2,042    760  168.7  2,743  2,208   24.2
Additions to long-term
 assets(1)                     597  4,784 (87.5)  1,036  5,384 (80.8)
  Excluding acquisitions       597    538   11.0  1,036  1,021    1.5
Amortization and
 depreciation(2)               656    577   13.7  1,319  1,129   16.8
Segment assets (end of
 period)(3)                 38,452 35,241    9.1      -      -      -
Personnel costs              1,677  1,430   17.3  3,272  2,822   15.9
Number of employees (end of
 period)                    94,708 86,794    9.1      -      -      -


    (1) Property, plant and equipment and intangible assets; previous year's values adjusted following purchase price allocation for Engelhard Corp.

    (2) Property, plant and equipment and intangible assets

    (3) Property, plant and equipment, intangible assets, inventories and business-related receivables



                                          EBIT BEFORE
                    SALES                 SPECIAL ITEMS
1ST HALF 2007       EUR 29.3bn            EUR 4.1bn
CHANGES COMPARED
WITH 1ST HALF 2006  +18%                  +10%


    News from Our Innovation Centers

    Self-cleaning effect for textiles: The innovative finishing material Mincor(R) TX TT provides technical textiles for awnings, sunshades, sails and tents with a self-cleaning effect based on nanostructured surfaces.

    Nature's lotus effect shows that it is not the smoothest possible surfaces that are most effective at repelling dirt and water, but those with structures in the nanometer range. The principle sounds simple, but its practical implementation on textiles posed a challenge to BASF's nanotechnologists. The solution they came up with is a composite material in which nanoparticles are firmly embedded in a carrier matrix.

    Tiny nubs on the surface of the leaves of the lotus plant keep water droplets and dirt at bay. On textiles finished with Mincor TX TT, innumerable embedded particles measuring less than 100 nanometers have the same function. Because of the minimal contact that is confined to the outmost tips of the particles, the adhesive forces that would otherwise cause a droplet to spread are very weak. Surface tension causes the droplet to form a spherical globule, and the water simply rolls off. Specks of dirt, which, because of the embedded particles, also have hardly any contact with the treated textile, are carried along by the water droplets and washed away.

    Last year, polyester awning fabrics finished with Mincor TX TT successfully made the transition from the laboratory to practical application. Treated fabrics for sunshades and sails are now also undergoing trials. This type of finishing is an ideal solution for fabrics that are continuously exposed to the elements. The next shower or a quick spray from the garden hose simply washes off the dirt.

    Polyester fabrics finished with Mincor TX TT are the first products to meet the stringent standards for self-cleaning textiles established by the Denkendorf Institute of Textile and Process Engineering (ITV). They have therefore received the ITV quality seal "Selfcleaning inspired by nature."



BASF's experts are working on various applications for Mincor TX TT:


-- Following self-cleaning awnings made from polyester, sunshades, flags and sails finished with Mincor to be launched shortly
-- Cotton with a washable layer of Mincor would be especially suitable for high-quality textiles and for heavy duty work clothes
-- Use for dirt-repellant wallpaper, curtains and kitchen units also feasible


    The next generation of lighting: Organic light-emitting diodes open up new design possibilities for lighting systems and consume considerably less energy than conventional alternatives.

    Color emitters for the production of OLEDs are purified in special glass tubes. The temperature declines continuously from one end of the tube to the other. The individual components of the organic mixture condense from the gas phase at different points in the tube. Further processing steps follow this separation.

    Organic light-emitting diodes (OLEDs) are luminescent components composed of organic semiconducting materials. Once assembled, OLEDs are as thin as a film of plastic and are thus suitable for making flexible lighting elements - a real revolution in the lighting industry. For example, they can be used in the form of transparent lighting tiles, wall covering and even curtains. Such systems are expected to consume less than half as much electricity as conventional energy-saving bulbs and should also last longer.

    BASF has extensive know-how in the area of dyes and in synthesizing and manufacturing complex organic compounds. Our Research Verbund also offers a broad spectrum of analytical techniques. In the area of OLEDs, we have strengthened our patent position with regard to dark blue phosphorescent emitters.

    Together with partners from industry, universities and research institutes, experts from BASF conduct research into new materials for OLED applications for the lighting segment at the Joint Innovation Lab
(JIL) at our site in Ludwigshafen. BASF Future Business GmbH, a subsidiary of BASF, manages the development of these organic semiconductors, which consist of thin layers measuring 5 to 150 nanometers. With our technology partners Osram and Philips, we aim to present initial lighting prototypes by the end of 2009.



Strong growth expected for OLEDs for        (graph omitted: OLED
 lighting and signage:                       market for lighting and
                                             signage - please see
                                             www.basf.com or
-- Goal: OLEDs that consume about 50% less   corporate.basf.com for
 electricity than conventional low-energy    graphs.)
 bulbs
-- Cooperation with Osram and Philips to bring products to market


    BASF First-Half Results 2007

    Contents



2 BASF Group Business Review        20 Outlook
6 BASF Shares                       21 Consolidated Statements of
7 Significant Events and Economic    Income
Environment                         22 Consolidated Balance Sheets
8 Chemicals                         23 Consolidated Statements of Cash
10 Plastics                          Flows
12 Performance Products             24 Consolidated Statements of
14 Agricultural Products &           Recognized Income and Expense
 Nutrition                          25 Consolidated Statements of
16 Oil & Gas                         Stockholders' Equity
18 Regions                          26 Segment Reporting
19 Overview of Other Topics         28 Notes to the Interim Financial
                                     Statements


    Front cover: Overview 2nd Quarter and 1st Half 2007 News from Our Innovation Centers

    Back cover: Important Dates Contacts

    Cover photo: Lourival Batista Filho (left) and Cleiton Luiz dos Santos, production employees,

    at the BASF S. A. coatings plant in Sao Bernardo do Campo, Brazil.



                        EARNINGS PER SHARE  CASH PROVIDED BY
                                             OPERATING ACTIVITIES
1ST HALF 2007           EUR 4.16            EUR 2.7bn
CHANGES COMPARED        +13%                +24%
WITH 1ST HALF 2006


    BASF Group Business Review 2nd Quarter 2007

    Sales

    Compared with the second quarter of 2006, sales rose by 19% to approximately EUR 14.7 billion. All segments posted higher sales with the exception of Oil & Gas. In addition to the acquired businesses, this was due above all to higher sales volumes. Sales prices were increased, in particular in the Chemicals and Plastics segments. Disregarding currency effects, primarily due to the depreciation of the U.S. dollar, sales increased by 22%.

    Factors influencing sales



% of sales                               2nd Quarter
Volumes                                            7
Prices                                             2
Acquisitions/divestitures                         13
Currencies                                       (3)
                                                  19


    The Chemicals segment posted the strongest sales growth, in particular due to the catalysts and Materials Services business acquired last year. All divisions achieved higher sales volumes and prices.

    In the Plastics segment too, all divisions contributed to the rise in sales. Sales prices and volumes increased especially in the Styrenics division.

    The strong sales growth in the Performance Products segment was due mainly to acquisitions in 2006. The Construction Chemicals division grew strongly, in particular in Europe.

    Both divisions in the Agricultural Products & Nutrition segment recorded higher sales. The Agricultural Products division benefited especially from strong demand for fungicides in Europe and for insecticides in South America. In the Fine Chemicals division, higher sales from the acquired personal care business more than offset the decline in the lysine and premix businesses.

    In the Oil & Gas segment, sales were lower than in the very strong second quarter of 2006 due to the lower oil price and the weaker dollar.

    Second-quarter segment sales



Million EUR
Chemicals             2007         3,660   +50%
                      2006         2,443
Plastics              2007         3,480   +10%
                      2006         3,168
Performance           2007         3,010   +37%
Products              2006         2,197
Agricultural Products 2007         1,429    +3%
& Nutrition           2006         1,389
Oil & Gas             2007         2,269   (9)%
                      2006         2,481




BASF GROUP 2ND QUARTER 2007


-- Sales up 19%
-- EBIT before special items up 6%
-- Strongest sales and earnings growth in the Chemicals segment
-- Earnings jump in Agricultural Products & Nutrition thanks to cost reduction measures
-- Decline in sales and earnings in Oil & Gas due to lower oil prices and currency effects


    Earnings

    Compared with the second quarter of 2006, we increased income from operations (EBIT) before special items by approximately 6% to EUR
2,030 million. All segments posted significantly higher earnings with the exception of Oil & Gas.

    Earnings growth was strongest in the Chemicals segment. All divisions, in particular Petrochemicals, contributed to this.

    Second-quarter earnings also increased in the Plastics segment. Earnings were especially improved in the Styrenics division.

    In the Performance Products segment, earnings rose considerably due to the contribution from the acquired businesses, above all Construction Chemicals. The earnings growth was achieved despite a decline in the Functional Polymers division.

    Both divisions in the Agricultural Products & Nutrition segment posted significantly higher EBIT before special items, among other things due to cost reductions. In the Agricultural Products division, earnings also grew thanks to the expansion of the business. In the Fine Chemicals division, restructuring measures proved successful.

    In the Oil & Gas segment, earnings declined compared with the very strong second quarter of 2006 due to the lower oil price, the weak dollar and a decline in margins in the gas trading business.

    Earnings of "Other" declined by EUR 150 million to EUR
(166) million, in particular due to BASF's stock option program (BOP). These charges, which were due to the rise in BASF's share price, will be assigned to the segments in the second half of the year. Higher research and development expenses in our growth clusters also reduced the earnings of "Other." Foreign currency results that are not allocated to the segments declined and were negative in the second quarter.

    Compared with the second quarter of 2006, EBIT climbed 12% to EUR 2,007 million. Special items in income from operations were related to integration costs for the acquisitions made in 2006.

    The financial result declined by EUR 88 million to EUR
(65) million. Interest expenses rose in connection with the acquisitions made in mid-2006. The previous year's second quarter contained gains from the sale of securities.

    Income before taxes and minority interests rose by 7% to EUR
1,942 million.

    The tax rate declined from 48% to 45% as a result of the lower contribution to the BASF Group's earnings from the Oil & Gas segment. In the second quarter, foreign taxes for oil production that are noncompensable with German corporate income tax amounted to EUR
331 million compared with EUR 383 million in the same period of 2006.

    Net income rose by 11% to EUR 1,024 million. Earnings per share were EUR 2.08 compared with EUR 1.82 in the second quarter of 2006.

    Second-quarter EBIT before special items



Million EUR
Chemicals             2007            602     +72%
                      2006            351
Plastics              2007            362     +15%
                      2006            315
Performance           2007            260     +24%
Products              2006            209
Agricultural Products 2007            264     +44%
& Nutrition           2006            183
Oil & Gas             2007            708    (18)%
                      2006            868




Second-quarter
 special items
                  1st        2nd        3rd        4th
                 Quarter    Quarter    Quarter    Quarter  Full Year
Million EUR     2007 2006 2007  2006 2007  2006 2007  2006 2007  2006
- Income from
 operations    (106) (16) (23) (113)      (177)      (201)      (507)
- Financial
 result            -    -    -     -          -          -          -
               (106) (16) (23) (113)      (177)      (201)      (507)


    BASF Group Business Review 1st Half 2007

    Sales

    Compared with the first half of 2006, first-half sales rose by 18% to EUR 29.3 billion. All segments contributed to the sales growth with the exception of the Oil & Gas segment. The increase in sales was due in particular to the acquisitions made toward the middle of 2006, as well as higher volumes and sales prices in the chemical businesses. Disregarding currency effects, primarily due to the depreciation of the U.S. dollar, sales increased by 21%.

    Factors influencing sales



% of sales                          1st Half
Volumes                                    4
Prices                                     3
Acquisitions/divestitures                 14
Currencies                               (3)
                                          18


    Sales growth was highest in the Chemicals segment at more than 50%. This was due to the acquisition of the catalysts business in June 2006. Sales also rose in the other divisions, especially in Petrochemicals.

    All divisions in the Plastics segment posted higher sales. In particular, the Styrenics division achieved significantly higher sales prices and volumes.

    In the Performance Products segment, sales increased in all divisions. The strong sales growth was due in particular to the acquired businesses in Performance Chemicals and to the Construction Chemicals division.

    In the Agricultural Products & Nutrition segment, sales in the Agricultural Products division were at the same level as in the first half of 2006. In this division, stronger demand offset negative currency effects and the sales decline due to the divestitures in 2006. Higher volumes despite the discontinuation of the lysine business together with the contribution from the personal care business acquired from Engelhard led to sales growth in the Fine Chemicals division.

    Compared with the first half of 2006, sales in the Oil & Gas segment declined due to lower volumes and a decrease in oil prices.

    First-half sales by segment



Million EUR
Chemicals                 2007         7,149   +53%
                          2006         4,682
Plastics                  2007         6,828    +9%
                          2006         6,259
Performance               2007         5,836   +34%
Products                  2006         4,344
Agricultural Products     2007         2,804    +1%
& Nutrition               2006         2,765
Oil & Gas                 2007         5,239   (4)%
                          2006         5,466




BASF GROUP 1ST HALF 2007


-- Sales up 18%
-- EBIT before special items up 10%
-- Significant sales and earnings growth in the Chemicals segment
-- Cost reduction measures pay off in Agricultural Products &
 Nutrition
-- Decline in sales and earnings in Oil & Gas due to lower oil prices and currency effects


    Earnings

    Compared with the first half of 2006, we increased income from operations (EBIT) before special items by 10% to EUR 4,146 million.

    Earnings in the Chemicals segment rose by more than 80%. This was due in particular to improved margins in the Petrochemicals division and the new Catalysts operating division.

    In the Plastics segment, earnings were higher than in the first half of 2006. This was due especially to improved earnings in the Styrenics division.

    The rise in earnings in the Performance Products segment was primarily due to the contribution from the new Construction Chemicals division; persistent pressure on margins for acrylic monomers in the Functional Polymers division had a negative impact on earnings.

    In the Agricultural Products & Nutrition segment, EBIT before special items rose significantly in both divisions. This was mainly the result of successful measures to reduce costs.

    Earnings declined in the Oil & Gas segment, but remained at a high level. The contribution from the exploration and production business decreased, primarily due to lower prices, while the contribution from natural gas trading rose thanks to a very strong first quarter.

    Earnings of "Other" declined by EUR 214 million to EUR
(334) million, in particular due to charges associated with BASF's stock option program (BOP). Higher research and development expenses in the growth clusters also reduced earnings. Foreign currency results that are not allocated to the segments declined and were negative in the first half.

    Compared with the first half of 2006, EBIT rose 10% to EUR
4,017 million. Special items in income from operations were related to integration costs for the acquisitions made in 2006 as well as costs for restructuring measures.

    The financial result declined by EUR 203 million to EUR
(159) million. Interest expenses rose in connection with the acquisitions made in mid-2006. The first and second quarters of 2006 contained gains from the sale of securities.

    Income before taxes and minority interests rose by 5% to EUR
3,858 million.

    The tax rate declined from 47% to 43% as a result of the acquisitions and the lower contribution to the BASF Group's earnings from the Oil & Gas segment. In the first half, foreign taxes for oil production that are noncompensable with German corporate income tax amounted to EUR 589 million compared with EUR 655 million in the same period of 2006.

    Net income rose by 10% to EUR 2,059 million. Earnings per share were EUR 4.16 compared with EUR 3.69 in the first half of 2006.

    First-half EBIT before special items



Million EUR
Chemicals                 2007         1,230   +84%
                          2006           668
Plastics                  2007           687    +6%
                          2006           647
Performance               2007           489    +7%
Products                  2006           457
Agricultural Products     2007           521   +28%
& Nutrition               2006           407
Oil & Gas                 2007         1,553   (9)%
                          2006         1,716




First-half special items
                                     1st Half    2nd Half  Full Year
Million EUR                          2007  2006 2007  2006 2007  2006
- Income from operations            (129) (129)      (378)      (507)
- Financial result                      -     -          -          -
                                    (129) (129)      (378)      (507)


    BASF Shares



Overview BASF shares                                 2nd      1st Half
                                                  Quarter
                                                     2007         2007
Performance (with dividends reinvested)
BASF                                          %      19.3         36.2

DAX 30                                        %      15.8         21.4
DJ EURO STOXX 50                              %       9.5         11.3
DJ Chemicals                                  %      11.3         19.1
MSCI World Chemicals                          %      10.5         17.4

Share prices and trading (XETRA)
Average                                     EUR     89.67        82.77
High                                        EUR     97.24        97.24
Low                                         EUR     84.17        71.95
Close (end of period)                       EUR     97.24        97.24
Average daily trade                     Million       3.4          3.6
Market capitalization (end of period)   Billion
                                           EUR       48.7         48.7


    BASF shares perform very strongly

    BASF shares increased in value by 36% in the first half of 2007. As a result, our shares performed significantly better than the German and European stock markets, whose key DAX 30 and DJ EURO STOXX 50 indices rose by approximately 21% and 11%, respectively, in the same period. In the first half, BASF shares also outperformed the global industry indices DJ Chemicals and MSCI World Chemicals, which increased by 19% and 17%, respectively.

    Inclusion in FTSE4Good sustainability index

    In May, BASF was again included in the FTSE4Good Index. The index, which is published annually by the Financial Times and the London Stock Exchange, focuses on companies with good records with regard to commitment to environmental protection, promotion of dialogue with stakeholders, and compliance with safety, environmental and social standards.

    Further share buybacks

    In the second quarter of 2007, we bought back shares for EUR
372 million under the EUR 3 billion buyback program scheduled to run until the end of 2008. As a result, BASF repurchased 9.2 million shares for a total of EUR 753 million or an average price of EUR 81.86 per share in the first six months of the year. Together with an additional 1.4 million shares that were repurchased in 2006, these shares were cancelled in July 2007. The total number of shares thus declined to 490,485,000. The goal of the share buyback program is to increase earnings per share and further optimize our balance sheet structure.

    Awards for investor relations

    In May, BASF was presented with the German Investor Relations
Award 2007 in the category of DAX companies. In June, BASF took first place among EURO STOXX 50 companies in the Capital Investor Relations Prize 2007.

    Up-to-date information on BASF shares is available on the Internet at www.corporate.basf.com/share.



BASF SHARES                                   (graph omitted:
                                               Change in value of
                                               an investment in
-- BASF shares increase in value by 36% in the BASF shares First
 first half of 2007                            half 2007)- please
-- Shares bought back for EUR 753 million in   see www.basf.com or
 the first six months of 2007                  corporate.basf.com
                                               for graphs.)


    Significant Events and Economic Environment

    Significant events

    -- On April 26, the Annual Meeting of BASF Aktiengesellschaft approved the proposal of the Board of Executive Directors and the Supervisory Board to transform BASF Aktiengesellschaft into a European Company (Societas Europaea, SE) with the name BASF SE. In the course of the transformation, the constituent assembly of the special negotiating body of employees was held on June 12 and elected Robert Oswald, chairman of the joint works council of the BASF Group, as its chairman.

    -- On July 6, 2007, the Supervisory Board of BASF Aktiengesellschaft appointed two new members to the Board of Executive Directors: Dr. Harald Schwager and Dr. Wolfgang Buchele. The appointments will take effect on January 1, 2008 and were due to the retirement of three current members. Klaus-Peter Lobbe will retire for health reasons effective July 31, 2007. Peter Oakley will leave at the beginning of 2008 and Eggert Voscherau will retire following the Annual Meeting on April 24, 2008. The contracts of Dr. Kurt Bock and Dr. Andreas Kreimeyer were extended until the Annual Meeting in 2012. The Board of Executive Directors has decided to reassign responsibilities within the Board with a series of changes that will be made stepwise until the Annual Meeting on April 24, 2008. Effective August 1, 2007, Chief Financial Officer Dr. Kurt Bock will be permanently appointed Chairman and CEO of BASF Corporation in the United States in addition to his current duties.

    -- On July 17, BASF Aktiengesellschaft announced that it is evaluating strategic options for selected parts of its styrenics activities. BASF has received an initial offer for these activities and has started discussions with the interested party. BASF's activities under consideration include its styrene monomer (SM), polystyrene (PS), styrene butadiene copolymer (SBC) and acrylonitrile butadiene styrene
        (ABS) businesses with plants in Antwerp, Belgium; Altamira, Mexico; Sao Jose dos Campos, Brazil; Ulsan, South Korea; and Dahej, India. These activities posted sales of about EUR 3.2 billion in 2006 and have approximately 1,000 employees.

    -- BASF Aktiengesellschaft has decided to file for voluntary delisting of its ADSs (American Depositary Shares) from the New York Stock Exchange (NYSE) and deregistration and termination of its reporting obligations under the Securities and Exchange Act of 1934. The decision by the Board of Executive Directors was announced on July 30.

    Economic environment

    The global economy in mid-2007 remains robust despite further increases in raw material prices, in particular oil prices. Interest rates have also risen, but are still at a relatively low level. We expect the economic growth to continue in the second half of the year.

    In the first half of 2007, the global gross domestic product grew slightly slower at approximately 3.5% (2006: 4.0%). Global industrial production growth also slowed slightly to about 4% compared with 5.3% in 2006.

    This was mainly due to slower growth in the industrialized countries, in particular in the United States, but was largely offset by strong production growth in developing and transition countries, especially in China. Demand for industrial goods remains high in Asia and Europe.



SIGNIFICANT EVENTS AND ECONOMIC ENVIRONMENT


-- Annual Meeting approves transformation of BASF Aktiengesellschaft into a European Company with the name BASF SE
-- New team on BASF's Board of Executive Directors as of 2008
-- BASF reviews strategic options for parts of its styrenics activities
-- Global economic conditions remain robust in mid-2007


    Chemicals



Second-quarter segment data
Million EUR                                                    Change
                                                   2007   2006   in %
Sales                                             3,660  2,443     50
  Thereof Inorganics                                301    285      6
    Catalysts                                     1,226    259    373
    Petrochemicals                                1,524  1,324     15
    Intermediates                                   609    575      6
Sales including intersegmental transfers          4,873  3,499     39
EBITDA                                              754    409     84
EBIT before special items                           602    351     72
EBIT before special items in percent of sales      16.4   14.4      -
EBIT                                                593    263    125
Assets                                           10,632 10,903    (2)
Research and development expenses                    49     35     40
Additions to property, plant and equipment and
 intangible assets                                  181  3,011   (94)


    Sales in the Chemicals segment climbed 50% (volumes 12%, prices 8%, portfolio 34%, currencies -4%). In addition to higher sales volumes and prices, this was due in particular to the acquired catalysts business. Earnings increased significantly.

    Inorganics

    Strong demand, especially in Europe and Asia, resulted in higher volumes and sales, in particular for inorganic specialties, glues and impregnating resins, as well as basic inorganic chemicals. Earnings increased significantly thanks to higher volumes and improved margins.

    Catalysts

    Sales amounted to over EUR 1.2 billion due to stable demand and high prices for precious metals. We achieved higher sales of emission-control catalysts in Asia and Europe. Sales of process catalysts were negatively impacted by weaker demand for polyolefin catalysts. The business with oil refinery catalysts and adsorbents developed positively. Before and after special items, the division contributed significantly to earnings.

    Petrochemicals

    Higher prices and volumes led to significantly higher sales. Cracker products benefited from strong demand and higher margins in Europe. In almost all regions, demand for solvents and plasticizers was robust and margins increased. Overall, the division's earnings rose significantly.

    Starting in the third quarter, the crackers in Port Arthur, Texas, and Antwerp, Belgium, will be shut down temporarily for scheduled maintenance and to expand capacity in Antwerp.

    Intermediates

    The division posted higher sales in almost all product lines thanks to strong growth in demand, in particular in Asia. Earnings rose significantly as a result of improved margins and restructuring measures.



CHEMICALS                             SALES         EBIT
                                                    before special
                                                     items
-- Significantly higher sales and
 earnings                             Q2 2007       Q2 2007
-- Earnings rise considerably in      compared with compared with Q2
 Petrochemicals                        Q2 2006       2006
-- Negative impact on sales and
 earnings due to plant turnarounds    +50%          +72%
 starting in the third quarter


    Chemicals



First-half segment data
Million EUR                                                    Change
                                                   2007   2006   in %
Sales                                             7,149  4,682     53
  Thereof Inorganics                                593    570      4
    Catalysts                                     2,426    280      .
    Petrochemicals                                2,908  2,698      8
    Intermediates                                 1,222  1,134      8
Sales including intersegmental transfers          9,609  6,788     42
EBITDA                                            1,540    861     79
EBIT before special items                         1,230    668     84
EBIT before special items in percent of sales      17.2   14.3      -
EBIT                                              1,211    580    109
Assets                                           10,632 10,903    (2)
Research and development expenses                    95     66     44
Additions to property, plant and equipment and
 intangible assets                                  311  3,173   (90)


    In the first half of 2007, sales rose by more than 50% (volumes 9%, prices 5%, portfolio 43%, currencies -4%). This was due above all to the acquired catalysts business in addition to higher sales volumes and prices. Earnings increased significantly, in particular thanks to the contribution from the Petrochemicals division.

    Inorganics

    Volumes and sales rose, in particular for inorganic specialties as well as glues and impregnating resins. In Asia especially, sales of electronic chemicals were negatively impacted by the appreciation of the euro. Overall, earnings increased considerably thanks to higher margins.

    Catalysts

    In the first half, sales amounted to more than EUR 2.4 billion as a result of stable demand and high prices for precious metals. Sales of emission-control catalysts grew in Europe and Asia. In the process catalysts business, demand was weaker for polyolefin catalysts, but stronger for refinery catalysts. Even after special items, the division contributed to the significant rise in the segment's earnings.

    Petrochemicals

    Higher prices and volumes led to an increase in sales. Demand was strong both for cracker products as well as for solvents and plasticizers. Earnings rose significantly thanks to higher margins. In the second half, earnings will be negatively impacted by the scheduled turnarounds of the crackers in Port Arthur, Texas, and Antwerp, Belgium.

    Intermediates

    In the first half of 2007, sales increased worldwide in almost all product lines compared with the same period of 2006. Strong demand made it possible to increase prices and improve margins for a number of products. Earnings rose significantly. Lower fixed costs as a result of restructuring measures contributed significantly to the increase in earnings.



CHEMICALS               SALES                EBIT
                                             before special items

-- Record sales and     1st Half 2007        1st Half 2007
 earnings               compared with 1st    compared with 1st half
   -- Higher volumes     half 2006            2006
    and prices in all
    divisions
   -- Positive          +53%                 +84%
    contribution from
    the catalysts
   business acquired
    in June 2006


    Plastics



Second-quarter segment data
Million EUR                                                    Change
                                                  2007   2006     in %
Sales                                            3,480  3,168       10
  Thereof Styrenics                              1,418  1,232       15
    Performance Polymers                           778    738        5
    Polyurethanes                                1,284  1,198        7
Sales including intersegmental transfers         3,638  3,294       10
EBITDA                                             491    442       11
EBIT before special items                          362    315       15
EBIT before special items in percent of sales     10.4    9.9        -
EBIT                                               361    314       15
Assets                                           6,974  6,867        2
Research and development expenses                   35     32        9
Additions to property, plant and equipment and
 intangible assets                                 128    116       10


    Second-quarter sales in the Plastics segment were higher than in the same period of 2006 thanks to higher volumes and prices (volumes 8%, prices 6%, currencies -4%). Earnings increased compared with the second quarter of the previous year. This was due to significantly improved earnings in the Styrenics division.

    Styrenics

    Higher volumes and prices resulted in double-digit sales growth. In Europe, demand for foams was strong, especially for thermal insulation applications. Second-quarter sales were also higher compared with the same period of 2006 in Asia and South America. Earnings were significantly higher compared with the weak second quarter of 2006, in particular due to the positive business development in Europe.

    Performance Polymers

    Sales increased compared with the same period of 2006. This was due in particular to higher volumes in Europe and Asia. In addition, prices were increased in some product lines. Earnings were at the same level as in the second quarter of 2006 as a result of currency effects and high raw material costs.

    On May 18, BASF inaugurated a world-scale compounding plant for engineering plastics in Shanghai, China. This plant will enable us to strengthen our position as a leading supplier of engineering plastics in the Asian growth markets.

    Polyurethanes

    Sales rose in the second quarter, in particular due to higher sales volumes in Europe and Asia. Earnings were at the excellent level of the previous year's second quarter, although high raw material costs and reduced plant availability negatively impacted earnings.

    On June 13, BASF opened its new site for polyurethane specialties in Shanghai, China. It comprises a polyurethane system house, a Technical Research & Development Center and a production plant for thermoplastic polyurethanes (TPU).



PLASTICS                      SALES            EBIT
                                               before special items

-- Higher sales and earnings  Q2 2007 compared Q2 2007 compared
-- Significant improvement in with Q2 2006     with Q2 2006
 earnings in the Styrenics
 division
-- Startup of sites for       +10%             +15%
 engineering plastics and
 polyurethane specialties in
 China


    Plastics



First-half segment data
Million EUR                                     2007  2006 Change in %
Sales                                          6,828 6,259           9
  Thereof Styrenics                            2,757 2,383          16
    Performance Polymers                       1,563 1,488           5
    Polyurethanes                              2,508 2,388           5
Sales including intersegmental transfers       7,127 6,506          10
EBITDA                                           943   898           5
EBIT before special items                        687   647           6
EBIT before special items in percent of sales   10.1  10.3           -
EBIT                                             686   645           6
Assets                                         6,974 6,867           2
Research and development expenses                 71    73         (3)
Additions to property, plant and equipment and
 intangible assets                               220   334        (34)


    In the first half of 2007, sales in the Plastics segment increased compared with the same period of the previous year due to higher volumes and prices (volumes 6%, prices 7%, currencies -4%). Earnings also increased thanks to significantly higher earnings in the Styrenics division.

    Styrenics

    Higher volumes and prices resulted in double-digit sales growth. The strongest increase was posted in Europe. Sales in Asia and South America were also higher than in the first half of 2006. The division's earnings increased significantly compared with the previous year's weak first half, with a major contribution being provided by the foams business.

    BASF is currently reviewing strategic options for parts of its styrenics business and has received an initial purchase offer.

    Performance Polymers

    Sales in the first half of 2007 rose thanks to higher sales volumes and prices. Earnings increased compared with the same period of 2006 despite significantly higher raw material costs.

    In order to optimize raw material supplies for the engineering plastic polyamide 6,6, we will obtain adipodinitrile (ADN) from INVISTA starting at the beginning of 2009. We plan to close the ADN plant at our site in Seal Sands, United Kingdom, in due course.

    Polyurethanes

    Sales increased compared with the first half of 2006 despite unscheduled plant shutdowns, in particular for TDI (toluene diisocyanate) in North America. The excellent earnings level posted in the first half of the previous year was not achieved as a result of these shutdowns and due to significantly higher raw material costs.

    The capacity of the MDI (diphenylmethane diisocyanate) plant in Antwerp, Belgium, was expanded from 450,000 to 560,000 metric tons per year.

    BASF is considering the construction of a new MDI plant in Chongqing municipality, Western China. The startup is planned from 2010 onward, and the plant is expected to have a capacity of 400,000 metric tons per year of crude MDI.



PLASTICS                         SALES          EBIT
                                                before special items

-- Rise in sales and earnings    1ST HALF 2007  1ST HALF 2007
 compared with first half of     compared with  compared with
 2006                            1st half 2006  1st half 2006
-- Significant improvement in
 earnings in the Styrenics
 division                        +9%            +6%
-- BASF and INVISTA sign supply
 agree-ment for ADN


    Performance Products



Second-quarter segment data
Million EUR                                   2007  2006   Change in %
Sales                                        3,010 2,197            37
  Thereof Construction Chemicals               558     -             -
  Coatings                                     656   576            14
  Functional Polymers                          901   848             6
  Performance Chemicals                        895   773            16
Sales including intersegmental transfers     3,111 2,295            36
EBITDA                                         377   298            27
EBIT before special items                      260   209            24
EBIT before special items in percent of
 sales                                         8.6   9.5             -
EBIT                                           251   209            20
Assets                                      10,001 5,884            70
Research and development expenses               78    59            32
Additions to property, plant and equipment
 and intangible assets                         118 1,002          (88)


    The businesses acquired in June and July 2006 resulted in significant sales growth (volumes 3%, prices 1%, portfolio 35%, currencies -2%). Higher volumes and prices were offset to some extent by negative currency effects. Second-quarter earnings were higher than in the same period of 2006 as a result of the acquisitions.

    Construction Chemicals

    Second quarter sales were high at EUR 558 million. We achieved strong growth rates, in particular in Europe. In North America, there were signs of an upturn in business following a weaker first quarter due to unfavorable weather conditions. The division contributed significantly to earnings, even after integration costs. The operational integration of the business is largely complete.

    Coatings

    Volumes and sales rose. The activities of the RELIUS group resulted in expansion of the industrial coatings and architectural coatings businesses in Europe. In addition, we posted higher sales of automotive (OEM) coatings in Europe and China as well as architectural coatings in South America. In North America, business was weaker due to a decline in automobile production. Earnings were higher than in the second quarter of 2006.

    Functional Polymers

    Sales increased compared with the previous year's second quarter thanks to the contribution from the kaolin pigment business acquired as part of Engelhard. High raw material costs and fierce competition, especially in Asia, put persistent pressure on margins for acrylic monomers, resulting in a significant decline in earnings.

    Performance Chemicals

    Double-digit sales growth in the second quarter was due above all to the acquired businesses with water-based resins and effect pigments. Earnings increased compared with the same period of 2006 thanks to higher margins, fixed cost reductions and a positive contribution to earnings from the acquired activities.



PERFORMANCE PRODUCTS             SALES           EBIT
                                                 before special items

-- Significantly higher sales    Q2 2007         Q2 2007
 and earnings                    compared        compared
-- Construction Chemicals        with Q2 2006    with Q2 2006
 business develops positively
-- Operational integration of    +37%            +24%
 acquired businesses largely
 completed


    Performance Products



First-half segment data
Million EUR                                  2007    2006  Change in %
Sales                                       5,836   4,344           34
  Thereof Construction Chemicals            1,016       -            -
  Coatings                                  1,277   1,167            9
  Functional Polymers                       1,753   1,640            7
  Performance Chemicals                     1,790   1,537           16
Sales including intersegmental transfers    6,051   4,538           33
EBITDA                                        732     627           17
EBIT before special items                     489     457            7
EBIT before special items in percent of
 sales                                        8.4    10.5            -
EBIT                                          470     456            3
Assets                                     10,001   5,884           70
Research and development expenses             157     119           32
Additions to property, plant and equipment
 and intangible assets                        205   1,083         (81)


    Strong sales growth in the first half of 2007 was due above all to the businesses acquired in mid-2006 (volumes 3%, prices 1%, portfolio 34%, currencies -4%). Earnings also rose as a result of the acquisitions, but were negatively impacted by persistent pressure on margins for acrylic monomers.

    Construction Chemicals

    First-half sales amounted to EUR 1.0 billion thanks to strong growth rates, in particular in Europe. Brisk construction activity in the Middle East and in China also had a positive impact on sales. In North America, there were signs of an upturn in business following a slowdown due to unfavorable weather conditions in the first quarter. The division contributed to the segment's higher earnings even after integration costs.

    Coatings

    The activities of the RELIUS group, which is primarily active in Europe, are reported as part of the Coatings division since January 1, 2007. These activities with industrial and architectural coatings were acquired as part of Degussa's construction chemicals business. In addition, we posted higher sales of automotive (OEM) coatings, in particular in China, and architectural coatings in South America. Sales in North America were lower due to a decline in automobile production. Overall, earnings were at the same level as in the first half of 2006.

    Functional Polymers

    Sales were higher than in the same period of 2006 as a result of the acquisitions. High raw material costs and competitive pressure due to high capacities, in Asia especially, had a negative impact on margins for acrylic monomers. Earnings were significantly lower than in the first half of 2006.

    Performance Chemicals

    Sales rose in particular due to the acquired activities with water-based resins and effect pigments. The business with oilfield chemicals was also strengthened as a result of the acquisitions. Earnings were higher than in the same period of 2006 due to the acquisitions, higher margins and cost reductions.



PERFORMANCE PRODUCTS     SALES                  EBIT
                                                before special items
-- Higher sales and
 earnings                1ST HALF 2007          1ST HALF 2007
-- Acquisitions made in  compared with 1st half compared with 1st half
 2006 strongly influence  2006                   2006
 business development in
 first half of 2007      +34%                   +7%
-- Persistent pressure
 on margins for acrylic
 monomers


    Agricultural Products & Nutrition



Second-quarter overview Agricultural
 Products
Million EUR                                   2007  2006   Change in %
Sales                                          957   924             4
Sales including intersegmental transfers       960   929             3
EBITDA                                         284   217            31
EBIT before special items                      235   165            42
EBIT before special items in percent of
 sales                                        24.6  17.9             -
EBIT                                           235   164            43
Assets                                       4,725 5,025           (6)
Research and development expenses               80    83           (4)
Additions to property, plant and equipment
 and intangible assets                          18    37          (51)


    Sales in the Agricultural Products division were higher than in the second quarter of 2006. Negative currency effects were more than offset by stronger demand, in particular for fungicides for specialty crops in Europe and for insecticides for sugar cane in Brazil (volumes 4%, prices 2%, currencies -2%). Sales in North America declined due to unfavorable weather conditions.

    Despite negative currency effects, second-quarter earnings improved considerably due to higher demand, an improved product mix and cost reductions.



Second-quarter overview Fine Chemicals
Million EUR                                 2007    2006   Change in %
Sales                                        472     465             2
Sales including intersegmental transfers     473     469             1
EBITDA                                        59      96          (39)
EBIT before special items                     29      18            61
EBIT before special items in percent of
 sales                                       6.1     3.9             -
EBIT                                          30      63          (52)
Assets                                     1,523   1,760          (13)
Research and development expenses             17      16             6
Additions to property, plant and
 equipment and intangible assets              17     318          (95)


    Sales in the Fine Chemicals division increased slightly. Higher sales resulting from the inclusion of Engelhard's personal care business more than compensated for weaker business with premixes, the discontinuation of the lysine business as well as negative currency effects (volumes 2%, prices -1%, portfolio 4%, currencies -3%).

    EBIT before special items was significantly higher compared with the second quarter of 2006. This was primarily due to lower costs resulting from restructuring measures. The second quarter of 2006 contained special income of EUR 66 million resulting from the reduction of a fine imposed by the E.U. EBIT was therefore significantly lower.



AGRICULTURAL      SALES                    EBIT
 PRODUCTS                                  before special items
& NUTRITION       Q2 2007                  Q2 2007
                  compared with Q2 2006    compared with Q2 2006

-- Agricultural   Agricultural             Agricultural Products
 Products:        Products                 +42%
 Stronger demand  +4%
for fungicides                             Fine Chemicals
 for specialty    Fine Chemicals           +61%
 crops and        +2%
 insecticides for
 sugar cane
-- Fine
 Chemicals:
 Efficiency and
 restructuring
 program produces
 tangible results


    Agricultural Products & Nutrition



First-half overview Agricultural
 Products
Million EUR                                  2007    2006  Change in %
Sales                                       1,854   1,852            0
Sales including intersegmental transfers    1,860   1,863            0
EBITDA                                        552     550            0
EBIT before special items                     460     378           22
EBIT before special items in percent of
 sales                                       24.8    20.4            -
EBIT                                          455     444            2
Assets                                      4,725   5,025          (6)
Research and development expenses             155     163          (5)
Additions to property, plant and
 equipment and intangible assets               35      52         (33)


    First-half sales in the Agricultural Products division were at the same level as in 2006. Negative currency effects and divestitures in 2006 were offset by a rise in demand (volumes 5%, portfolio -2%, currencies -3%). The stronger demand resulted from better seasonal conditions as well as greater use of crop protection products as a result of increased cultivation of crops for energy production. Earnings improved due to cost reductions. EBIT increased only slightly because the previous year contained special income from the divestiture of parts of the generics business in North America.



First-half overview Fine Chemicals
Million EUR                                   2007  2006   Change in %
Sales                                          950   913             4
Sales including intersegmental transfers       958   922             4
EBITDA                                         114   136          (16)
EBIT before special items                       61    29           110
EBIT before special items in percent of
 sales                                         6.4   3.2             -
EBIT                                            58    73          (21)
Assets                                       1,523 1,760          (13)
Research and development expenses               33    33             0
Additions to property, plant and equipment
 and intangible assets                          28   340          (92)


    Sales rose in the Fine Chemicals division as a result of higher volumes, for example for aroma chemicals and UV filters, as well as the contribution of the acquired personal care business (volumes 3%, prices -2%, portfolio 6%, currencies -3%).

    EBIT before special items more than doubled, in particular due to a reduction in fixed costs. EBIT declined compared with the first half of 2006, which contained special income resulting from the reduction of a fine imposed by the E.U. Lysine production in Gunsan, South Korea, was shut down in May as announced in the first quarter.



AGRICULTURAL  SALES                        EBIT before special items
 PRODUCTS     1ST HALF 2007                1ST HALF 2007
& NUTRITION   compared with 1st half 2006  compared with 1st half 2006

--            Agricultural Products        Agricultural Products
 Agricultural 0%                           +22%
 Products:
 Improved     Fine Chemicals               Fine Chemicals
 earnings     +4%                          +110%
 thanks to
 cost
 reductions
-- Fine
 Chemicals:
 EBIT before
 special
 items more
 than doubles


    Oil & Gas



Second-quarter segment data
Million EUR                                    2007  2006  Change in %
Sales                                         2,269 2,481          (9)
  Thereof Exploration and production          1,144 1,219          (6)
  Natural gas trading                         1,125 1,262         (11)
Sales including intersegmental transfers      2,547 2,770          (8)
EBITDA                                          836   973         (14)
  Thereof Exploration and production            746   835         (11)
    Natural gas trading                          90   138         (35)
EBIT before special items                       708   868         (18)
  Thereof Exploration and production            653   766         (15)
    Natural gas trading                          55   102         (46)
EBIT before special items in percent of sales  31.2  35.0            -
  Thereof Exploration and production           57.1  62.8            -
    Natural gas trading                         4.9   8.1            -
EBIT                                            708   868         (18)
  Thereof Exploration and production            653   766         (15)
    Natural gas trading                          55   102         (46)
Assets                                        4,597 4,802          (4)
  Thereof Exploration and production          2,228 2,232            0
    Natural gas trading                       2,369 2,570          (8)
Exploration expenses                             57    31           84
Additions to property, plant and equipment
 and intangible assets                          100   115         (13)


    Segment sales declined due to a significantly lower oil price in euro terms and significantly lower sales prices in the natural gas trading business (volumes 3%, prices/currencies -12%). Due to the price effect, earnings were considerably lower than in the second quarter of 2006.

    Volumes in the exploration and production business were stable despite the withdrawal from oil production in Dubai. Compared with the second quarter of 2006, the average price of Brent crude declined by approximately $1/barrel to approximately $69/barrel. In euro terms, this corresponds to a decrease of more than EUR 4/barrel to EUR 51/barrel. Sales and earnings were therefore lower than in the second quarter of 2006.

    Sales in the natural gas trading business were negatively impacted, in particular by a decline in oil price-indexed sales prices. At the same time, purchase prices for natural gas rose compared with the same period of the previous year. Margins and earnings were therefore significantly below the very high level of the second quarter of 2006.



OIL & GAS              SALES                  EBIT
                                              before special items

-- Significant decline Q2 2007                Q2 2007
 in prices in          compared with Q2 2006  compared with Q2 2006
 exploration
   and production and
    natural gas        -9%                    -18%
    trading
   -- Segment sales
    and earnings below
    level
   of very strong
    second quarter
    2006


    Oil & Gas



First-half segment data
Million EUR                                2007     2006   Change in %
Sales                                     5,239    5,466           (4)
  Thereof Exploration and production      2,116    2,300           (8)
  Natural gas trading                     3,123    3,166           (1)
Sales including intersegmental
 transfers                                5,803    6,030           (4)
EBITDA                                    1,805    1,926           (6)
  Thereof Exploration and production      1,369    1,542          (11)
    Natural gas trading                     436      384            14
EBIT before special items                 1,553    1,716           (9)
  Thereof Exploration and production      1,186    1,404          (16)
    Natural gas trading                     367      312            18
EBIT before special items in percent
 of sales                                  29.6     31.4             -
  Thereof Exploration and production       56.0     61.0             -
    Natural gas trading                    11.8      9.9             -
EBIT                                      1,553    1,716           (9)
  Thereof Exploration and production      1,186    1,404          (16)
    Natural gas trading                     367      312            18
Assets                                    4,597    4,802           (4)
  Thereof Exploration and production      2,228    2,232             0
    Natural gas trading                   2,369    2,570           (8)
Exploration expenses                        100       60            67
Additions to property, plant and
 equipment and intangible assets            179      190           (6)


    Segment sales were lower than in the very strong first half of 2006 due to a decline in volumes and prices (volumes -2%, prices/currencies -2%). Earnings remained high but declined compared with the first half of the previous year.

    Volumes declined in the exploration and production business. This was due in particular to lower volumes of natural gas produced in Germany as well as the withdrawal from oil production in Dubai. Compared with the first half of 2006, the average price of Brent crude declined by more than $2/barrel to approximately $63/barrel. In euro terms, this corresponds to a decrease of about EUR 6/barrel to approximately EUR 48/barrel. As a result, the contribution to earnings from the exploration and production business decreased, primarily due to price and currency effects.

    Volumes and sales in the natural gas trading business were lower than in the first half of 2006 due to the milder temperatures in Europe. Average sales prices and margins improved slightly compared with the same period of the previous year thanks to the extremely strong first quarter of 2007. The contribution of the natural gas trading business to earnings therefore increased overall in the first half of 2007.



OIL & GAS                 SALES                 EBIT
                                                before special items

-- Sales and earnings     1ST HALF 2007         1ST HALF 2007
 down from very strong    compared with first   compared with first
 first half 2006           half 2006             half 2006
-- Higher contribution to
 earnings from natural
 gas trading due to a     - 4%                  -9%
 strong first quarter


    Regions



Overview        Sales by             Sales by          EBIT before
 Regions  location of company  location of customer    special items
Million                 Change               Change             Change
 EUR        2007   2006   in %   2007   2006   in %  2007  2006   in %
2nd
 Quarter
Europe     8,568  7,499     14  8,009  7,051     14 1,520 1,513      0
  Thereof
   Germany 5,796  5,544      5  2,661  2,439      9 1,092 1,125    (3)
North
 America
 (NAFTA)   3,302  2,720     21  3,276  2,738     20   279   263      6
Asia
 Pacific   2,144  1,707     26  2,411  1,871     29   173   125     38
South
 America,
 Africa,
 Middle
 East        642    396     62    960    662     45    58     9      .
          14,656 12,322     19 14,656 12,322     19 2,030 1,910      6
1st Half
Europe    17,428 15,285     14 16,450 14,466     14 3,111 2,933      6
  Thereof
   Germany12,340 11,301      9  6,052  5,411     12 2,291 2,140      7
North
 America
 (NAFTA)   6,338  5,357     18  6,325  5,355     18   544   561    (3)
Asia
 Pacific   4,255  3,355     27  4,639  3,648     27   380   240     58
South
 America,
 Africa,
 Middle
 East      1,267    840     51  1,874  1,368     37   111    41    171
          29,288 24,837     18 29,288 24,837     18 4,146 3,775     10


    Sales by location of company in Europe increased by 14% in the first half of 2007. EBIT before special items rose by EUR 178 million to EUR 3,111 million. The improvement was primarily due to the acquired businesses and organic growth in the chemical businesses, in particular in Petrochemicals.

    Companies in North America increased sales by 26% in dollar terms and by 18% in euro terms. EBIT before special items declined by EUR 17 million in the first half of 2007 to EUR 544 million. Earnings were negatively affected by the shutdown of the TDI plant in Geismar, Louisiana, for several weeks in the first quarter, as well as by currency effects and divestitures in the Agricultural Products division. The acquired businesses and strong earnings in the Petrochemicals division were unable to offset this fully.

    In Asia Pacific, we increased sales by 34% in local currency terms and by 27% in euro terms. EBIT before special items climbed by EUR
140 million to EUR 380 million. The Petrochemicals division made a significant contribution to the rise in earnings thanks to high capacity utilization rates of the plants at our Verbund sites in Nanjing, China, and Kuantan, Malaysia.

    First-half sales in South America, Africa, Middle East rose by 57% in local currency terms and by 51% in euro terms. EBIT before special items increased by EUR 70 million to EUR 111 million. In particular, the Agricultural Products division's activities in South America contributed to the increase in sales and earnings in this region. Sales in Brazil rose above all due to stronger demand for insecticides for sugar cane, as well as a gradual recovery in the export-oriented market for soybeans. In Africa and the Middle East, sales rose in particular thanks to the contribution of the Catalysts and Construction Chemicals divisions.



FROM THE REGIONS


-- Europe: Acquisitions and organic growth contribute to strong earnings
-- North America: Earnings negatively impacted by shutdown of the TDI plant for several weeks and divestitures in Agricultural Products
-- Asia: Higher earnings, especially in the Chemicals segment
-- South America: Strong earnings, in particular due to contribution of the Agricultural Products division


    Overview of Other Topics

    Research and development

    BASF and IBM have entered into an agreement to jointly develop electronic chemicals required to produce the most advanced high-performance chips based on 32-nanometer technology. The technology as well as its related chemicals and materials are expected to be commercialized by the semiconductor industry as early as 2010.

    A further cooperation in the area of semiconductors has been started by BASF Future Business GmbH with the U.S. company Polyera Corporation. The goal is to develop and commercialize new organic semiconductors and dielectrics for use in printed circuits. Typical applications of printed electronics will be RFID (radio frequency identification) tags, memory units and flexible displays (e-paper).

    BASF and Bosch are cooperating in the area of organic photovoltaics. Together with Merck, Schott and the German Ministry of Education and Research, the two companies have launched an initiative to promote this technology by investing in research. The aim is to make the production of solar cells more cost effective and to increase the number of applications. Last year, photovoltaic modules had a global market volume of EUR 8 billion. The segment is expected to grow by more than 20% annually until 2020.

    BASF is opening up new applications for nanotechnology, for example with our innovative nanobinder COL.9(R). This product forms the basis for a facade coating from Akzo Nobel named
Herbol-Symbiotec(TM). The symbiosis between organic and inorganic components makes the coating extremely dirt repellent.

    Our finishing product Mincor(R) TX TT provides technical textiles with a self-cleaning effect based on nanostructured surfaces. In June, it received an innovation prize in the category "new applications" at the Techtextil International Trade Fair for Engineering Textiles and Nonwovens in Frankfurt.

    You can find more detailed information about Mincor TX TT(R) inside the front cover of this report.

    In the first half of 2007, we spent EUR 682 million on research and development compared with EUR 583 million in the same period of 2006.

    Employees

    Compared with the end of 2006, the number of BASF Group employees declined by 539 to 94,708 as of June 30, 2007. As of June 30, 2007, the regional distribution of BASF's employees was as follows: 64% in Europe; 16% in North America; 14% in Asia Pacific; and 6% in South America, Africa, Middle East.

    Compared with the same period of 2006, personnel costs in the first half of 2007 rose by 15.9% to EUR 3,272 million. This was primarily due to the effect of last year's acquisitions.




RESEARCH AND DEVELOPMENT   EMPLOYEES

                           Employees by      June 30, Dec. 31,  Change
-- Cooperation with IBM in  region               2007      2006   in %
 the area of semiconductor Europe              60,816    61,444    (1)
 technology                North America
-- Cooperation with Bosch   (NAFTA)            15,381    15,513    (1)
 in the area of organic    Asia Pacific        12,898    12,788      1
 photovoltaics             South America,
-- Research and development Africa, Middle
 spending increased by      East                5,613     5,502      2
 approximately EUR 100                         94,708    95,247    (1)
 million in the first half
 of 2007


    Outlook

    Opportunities

    Four strategic guidelines govern the way in which we act. Rigorous value-based management, a strong customer focus, the best team in industry and sustainable development form the foundations of our corporate strategy and offer major opportunities for BASF.

    Innovations are an important basis for BASF's profitable growth. We have therefore increased the budget for our five growth clusters - energy management, nanotechnology, white (industrial) biotechnology, plant biotechnology and raw material change - to more than EUR
900 million for the period 2006 through 2008. By 2015, we expect annual sales of between EUR 2 billion and EUR 4 billion from innovations based on research and development in these growth clusters.

    Investments in existing high-growth areas also open up opportunities for BASF. For example, we are considering the construction of a new plant for MDI (diphenylmethane diisocyanate) in Chongqing, China; startup is planned from 2010 onward. In addition, we are expanding existing Verbund sites. In Ludwigshafen we are expanding production capacity for our innovative insulation material Neopor(R). We are also planning to expand the successful Verbund site in Nanjing, China, which we operate with our Chinese joint venture partner Sinopec Corp.

    By expanding global partnerships, BASF is in a position to respond flexibly in world markets. In Gazprom we have a reliable partner in the transport, storage and marketing of natural gas in Europe. In the area of plant biotechnology, the U.S. company Monsanto is our partner in the research, development and commercialization of stress tolerant and higher yielding crops.

    We will continue to optimize our portfolio through acquisitions, divestitures, restructuring measures and cost reduction programs. In our Fine Chemicals division, for example, we are implementing a program to increase efficiency that has already helped to significantly improve earnings.

    Risks

    The statements on risks made in the Financial Report 2006 remain valid.

    Based on currently available information, there are no significant individual risks at the present time or in the foreseeable future. Neither does the total sum of individual risks pose a threat to the continued existence of the BASF Group.

    Detailed information is available on pages 72 to 75 of the Financial Report 2006, "Risk Management System and Risks of Future Development."

    Forecast

    Our forecast for 2007 is now based on the following conditions:

    - Global economic growth of 3.5%

    - An average oil price (Brent) of $65/barrel

    - An average dollar/euro exchange rate of $1.35/EUR

    We want to continue to grow faster than the market. In 2007, we expect significantly higher sales than in 2006. Scheduled plant turnarounds, in particular in the Petrochemicals division, are likely to reduce earnings by EUR 150 million in the second half of 2007. In addition, we plan to further increase spending on research and development. We nevertheless expect full-year EBIT before special items to at least match the previous year's record level.



OPPORTUNITIES                         FORECAST


-- Investments in innovative          -- Significantly higher sales
 technologies                          compared with 2006
-- Expansion of Verbund sites         -- EBIT before special items to
-- Portfolio optimization              at least match the previous
RISKS                                  year's record level
-- No significant individual risks


    Interim Financial Statements

    Consolidated Statements of Income



                                 2nd Quarter            1st Half
Million EUR                                Change               Change
                               2007   2006   in %   2007   2006   in %
Sales                        14,656 12,322   18.9 29,288 24,837   17.9
Cost of sales                10,519  8,658   21.5 20,874 17,546   19.0
Gross profit on sales         4,137  3,664   12.9  8,414  7,291   15.4
Selling expenses              1,385  1,143   21.2  2,710  2,246   20.7
General and administrative
 expenses                       276    207   33.3    522    393   32.8
Research and development
 expenses                       337    278   21.2    682    583   17.0
Other operating income          183    168    8.9    339    418 (18.9)
Other operating expenses        315    407 (22.6)    822    841  (2.3)
Income from operations        2,007  1,797   11.7  4,017  3,646   10.2
Income from participations       53     30   76.7     71     45   57.8
Interest result               (125)   (55)      .  (237)  (103)      .
Other financial result            7     48 (85.4)      7    102 (93.1)
Financial result               (65)     23      .  (159)     44      .
Income before taxes and
 minority interests           1,942  1,820    6.7  3,858  3,690    4.6
Income taxes                    871    866    0.6  1,646  1,719  (4.2)
Income before minority
 interests                    1,071    954   12.3  2,212  1,971   12.2
Minority interests               47     34   38.2    153    101   51.5
Net income                    1,024    920   11.3  2,059  1,870   10.1

Earnings per share (EUR )
  Undiluted                    2.08   1.82   14.3   4.16   3.69   12.7
  Diluted                      2.08   1.82   14.3   4.16   3.69   12.7


    Consolidated Balance Sheets



Assets
Million EUR                          June   June  Change  Dec.  Change
                                      30,    30,    in %    31,   in %
                                      2007   2006          2006
Long-term assets
Intangible assets                    8,597  6,938   23.9  8,922  (3.6)
Property, plant and equipment       14,799 14,782    0.1 14,902  (0.7)
Investments accounted for using the
 equity method                         663    261  154.0    651    1.8
Other financial assets               1,358  1,099   23.6  1,190   14.1
Deferred taxes                         563    899 (37.4)    622  (9.5)
Other long-term assets               1,615    557  189.9    612  163.9
                                    27,595 24,536   12.5 26,899    2.6
Short-term assets
Inventories                          6,530  6,122    6.7  6,672  (2.1)
Accounts receivable, trade           9,089  7,825   16.2  8,223   10.5
Other receivables and miscellaneous
 short-term assets                   2,785  5,492 (49.3)  2,607    6.8
Marketable securities                   80    104 (23.1)     56   42.9
Cash and cash equivalents              734    392   87.2    834 (12.0)
                                    19,218 19,935  (3.6) 18,392    4.5
Total assets                        46,813 44,471    5.3 45,291    3.4




Stockholders' equity and
 liabilities
Million EUR                          June   June  Change  Dec.  Change
                                       30,   30,    in %    31,   in %
                                      2007   2006          2006
Stockholders' equity
Subscribed capital                   1,256  1,289  (2.6)  1,279  (1.8)
Capital surplus                      3,168  3,130    1.2  3,141    0.9
Retained earnings                   13,798 12,337   11.8 13,302    3.7
Other comprehensive income             465    356   30.6    325   43.1
Minority interests                     593    476   24.6    531   11.7
                                    19,280 17,588    9.6 18,578    3.8
Long-term liabilities
Provisions for pensions and similar
 obligations                         1,252  1,193    4.9  1,452 (13.8)
Other provisions                     3,151  2,749   14.6  3,080    2.3
Deferred taxes                       1,825  1,203   51.7  1,441   26.6
Financial indebtedness               6,718  5,920   13.5  5,788   16.1
Other long-term liabilities            984  1,323 (25.6)    972    1.2
                                    13,930 12,388   12.4 12,733    9.4
Short-term liabilities
Accounts payable, trade              4,258  3,215   32.4  4,755 (10.5)
Provisions                           2,562  2,856 (10.3)  2,848 (10.0)
Tax liabilities                      1,218  1,178    3.4    858   42.0
Financial indebtedness               3,282  5,037 (34.8)  3,695 (11.2)
Other short-term liabilities         2,283  2,209    3.3  1,824   25.2
                                    13,603 14,495  (6.2) 13,980  (2.7)
Total stockholders' equity and
 liabilities                        46,813 44,471    5.3 45,291    3.4


    Consolidated Statements of Cash Flows



                                                       1st Half
Million EUR                                               2007    2006
Net income                                               2,059   1,870
Depreciation and amortization of long-term assets        1,319   1,129
Changes in net working capital                           (663)   (611)
Miscellaneous items                                         28   (180)
Cash provided by operating activities                    2,743   2,208

Payments related to intangible assets and property,
 plant and equipment                                   (1,056)   (983)
Acquisitions/divestitures                                 (17) (6,987)
Financial investments and other items                     (15)     268
Cash using in investing activities                     (1,088) (7,702)

Proceeds from capital increases/repayments               (753)   (663)
Changes in financial liabilities                           556   6,772
Dividends                                              (1,568) (1,124)
Cash provided by/used in financing activities          (1,765)   4,985

Net changes in cash and cash equivalents                 (110)   (509)
Cash and cash equivalents as of beginning of year and
 other changes                                             844     901
Cash and cash equivalents as shown on the balance
 sheet                                                     734     392


    Cash provided by operating activities

    At EUR 2,743 million, cash provided by operating activities in the first half of 2007 was EUR 535 million higher than in the same period of 2006. The improvement in earnings and the higher depreciation and amortization of long-term assets contained therein contributed to the 24% increase. The considerable expansion of the business led to higher net working capital, in particular for trade accounts receivable. In the first half of 2006, miscellaneous items primarily reflects the reclassification of gains on the sale of securities as cash used in investing activities.

    Cash used in investing activities

    In the first six months of 2007, cash used in investing activities amounted to EUR 1,088 million. Thereof, EUR 1,080 million was spent on property, plant and equipment. The first half of 2006 contained expenditures of approximately EUR 7 billion for acquisitions.

    Cash provided by/used in financing activities

    Financing activities led to a cash outflow of EUR 1,765 million. Dividends amounting to EUR 1,484 million were paid to shareholders of BASF Aktiengesellschaft and EUR 84 million to minority shareholders in Group companies.

    We spent EUR 753 million on share buybacks in the first six months of 2007, thereof EUR 372 million in the second quarter.

    Cash and cash equivalents amounted to EUR 734 million as of June 30, 2007 compared with EUR 834 million at the end of 2006. In the same period, financial indebtedness rose by EUR 517 million to EUR 10.0 billion. Compared with year-end 2006, net debt increased by EUR
617 million to EUR 9,266 million. Compared with December 31, 2006, the equity ratio was unchanged at 41%. With an AA-/A-1+/outlook stable rating from Standard and Poor's and an Aa3/P-1/outlook negative rating from Moody's, BASF has significantly stronger ratings than its competitors in the chemical industry.

    Consolidated Statements of Recognized Income and Expense



Income and expense items
                                                           1st Half
Million EUR                                                 2007  2006
Net income before minority interests                       2,212 1,971

Fair value changes in available-for-sale securities          144   (2)
Cash-flow hedges                                              47    23
Change in foreign currency translation adjustments          (32) (360)
Actuarial gains/losses from pensions and other obligations 1,049   368
Deferred taxes                                             (390) (132)
Minority interests                                           (7)  (15)
Total income and expense recognized directly in equity       811 (118)

Total income and expense for the period                    3,023 1,853
  Thereof BASF                                             2,877 1,767
  Thereof minority interests                                 146    86


    Development of income and expense recognized directly in equity



                                                           Total
                                                            income
                                                           and expense
                                                            recognized
          Retained                                          directly
          earnings        Other comprehensive income        in equity
                                     Fair
                                    value
                                  changes
                                      in          Total of
                       Foreign  available            other
         Actuarial    currency      -for-  Cash- comprehen-
           gains/  translation      sale    flow      sive
            losses adjustments securities hedges     income
Million
 EUR
As of
 January
 1, 2007     (782)          26        341   (42)        325      (457)
Additions    1,049           -        144     47        191      1,240
Releases         -        (32)          -      -       (32)       (32)
Deferred
 taxes       (371)           1     (3)   (17)       (19)      (390)
As of
 June 30,
 2007        (104)           5        482   (12)        465        361

As of
 January
 1, 2006     (894)         475        258   (37)        696      (198)
Additions      368           -          -     23         23        391
Releases         -       (360)        (2)      -      (362)      (362)
Deferred
 taxes       (131)           7          1    (9)        (1)      (132)
As of
 June 30,
 2006        (657)         122        257   (23)        356      (301)


    Consolidated Statements of Stockholders' Equity



1st Half 2007   Number of
                subscribed
                    shares Subscribed Capital Retained
               outstanding    capital surplus earnings
Million EUR
As of January
 1, 2007       499,680,000      1,279   3,141   13,302
Share buy-back
 and
 cancellation
 of own
shares
 including own
 shares
 intended to
be cancelled   (9,195,000)       (23)      27    (753)
Capital
 injection by
 minority
 interests               -          -       -        -
Dividends paid           -          -       -  (1,484)
Net income               -          -       -    2,059
Income and
 expense
 recognized
 directly
in equity                -          -       -      678
Change in
 scope of
 consolidation
 and
other changes            -          -       -      (4)
As of June 30,
 2007          490,485,000      1,256   3,168   13,798

1st Half 2007          Other              Stock-
                comprehensive  Minority holders'
                       income interests   equity
Million EUR
As of January
 1, 2007                  325       531   18,578
Share buy-back
 and
 cancellation
 of own
shares
 including own
 shares
 intended to
be cancelled                -         -    (749)
Capital
 injection by
 minority
 interests                  -         -        -
Dividends paid              -      (84)  (1,568)
Net income                  -       153    2,212
Income and
 expense
 recognized
 directly
in equity                 140       (7)      811
Change in
 scope of
 consolidation
 and
other changes               -         -      (4)
As of June 30,
 2007                     465       593   19,280




1st Half 2006    Number of
                subscribed
                     shares Subscribed Capital Retained
                outstanding    capital surplus earnings
Million EUR
As of January
 1, 2006        514,379,000      1,317   3,100   11,928
Share buy-back
 and
 cancellation
 of own
shares
 including own
 shares
 intended to
be cancelled   (10,799,000)       (28)      30    (683)
Capital
 injection by
 minority
 interests                -          -       -        -
Dividends paid            -          -       -  (1,014)
Net income                -          -       -    1,870
Income and
 expense
 recognized
 directly
in equity                 -          -       -      237
Change in
 scope of
 consolidation
 and
other changes             -          -       -      (1)
As of June 30,
 2006           503,580,000      1,289   3,130   12,337

1st Half 2006          Other              Stock-
                comprehensive  Minority holders'
                       income interests   equity
Million EUR
As of January
 1, 2006                  696       482   17,523
Share buy-back
 and
 cancellation
 of own
shares
 including own
 shares
 intended to
be cancelled                -         -    (681)
Capital
 injection by
 minority
 interests                  -        18       18
Dividends paid              -     (110)  (1,124)
Net income                  -       101    1,971
Income and
 expense
 recognized
 directly
in equity               (340)      (15)    (118)
Change in
 scope of
 consolidation
 and
other changes               -         -      (1)
As of June 30,
 2006                     356       476   17,588


    Segment Reporting



2nd Quarter
                            Sales                EBITDA
                                   Change               Change
Million EUR            2007   2006   in %   2007   2006   in %
Chemicals             3,660  2,443   49.8    754    409 (84.4)
Plastics              3,480  3,168    9.8    491    442   11.1
Performance Products  3,010  2,197   37.0    377    298   26.5
Agricultural
 Products
& Nutrition           1,429  1,389    2.9    343    313    9.6
  Thereof
   Agricultural
  Products              957    924    3.6    284    217   30.9
  Fine Chemicals        472    465    1.5     59     96 (38.5)
Oil & Gas             2,269  2,481  (8.5)    836    973 (14.1)
Other(1)                808    644   25.5  (138)   (61)      .
                     14,656 12,322   18.9  2,663  2,374   12.2

2nd Quarter
                         Income from
                      operations before       Income from
                         special items     operations (EBIT)
                                   Change               Change
Million EUR            2007   2006   in %  2007   2006    in %
Chemicals               602    351   71.5   593    263   125.5
Plastics                362    315   14.9   361    314    15.0
Performance Products    260    209   24.4   251    209    20.1
Agricultural
 Products
& Nutrition             264    183   44.3   265    227    16.7
  Thereof
   Agricultural
  Products              235    165   42.4   235    164    43.3
  Fine Chemicals         29     18   61.1    30     63  (52.4)
Oil & Gas               708    868 (18.4)   708    868  (18.4)
Other(1)              (166)   (16)      . (171)   (84)       .
                      2,030  1,910    6.3 2,007  1,797    11.7




2nd Quarter
                        Research and
                         development
                           expenses            Assets(2)
                                   Change               Change
Million EUR            2007   2006   in %   2007   2006   in %
Chemicals                49     35   40.0 10,632 10,903  (2.5)
Plastics                 35     32    9.4  6,974  6,867    1.6
Performance Products     78     59   32.2 10,001  5,884   70.0
Agricultural
 Products
& Nutrition              97     99  (2.0)  6,248  6,785  (7.9)
  Thereof
   Agricultural
  Products               80     83  (3.6)  4,725  5,025  (6.0)
  Fine Chemicals         17     16    6.3  1,523  1,760 (13.5)
Oil & Gas                 1      -      -  4,597  4,802  (4.3)
Other(1)                 77     53   45.3  8,361  9,230  (9.4)
                        337    278   21.2 46,813 44,471    5.3

2nd Quarter
                         Additions to      Amortization and
                       fixed assets(3)       depreciation(4)
                                   Change               Change
Million EUR            2007   2006   in %   2007   2006   in %
Chemicals               181  3,011 (94.0)    161    146   10.3
Plastics                128    116   10.3    130    128    1.6
Performance Products    118  1,002 (88.2)    126     89   41.6
Agricultural
 Products
& Nutrition              35    355 (90.1)     78     86  (9.3)
  Thereof
   Agricultural
  Products               18     37 (51.4)     49     53  (7.5)
  Fine Chemicals         17    318 (94.7)     29     33 (12.1)
Oil & Gas               100    115 (13.0)    128    105   21.9
Other(1)                 35    185 (81.1)     33     23   43.5
                        597  4,784 (87.5)    656    577   13.7


    (1) "Other" includes the fertilizers business and other businesses as well as expenses, income and assets not allocated to the segments. This item also includes foreign currency results from financial indebtedness that are not allocated to the segments, hedging of forecasted sales as well as from currency positions that are macrohedged (EUR (17) million in the second quarter of 2007 (EUR 38 million in the second quarter 2006)).

    (2) The assets of "Other" include the assets of the fertilizers business and other businesses as well as assets that are not allocated to the segments (financial assets, cash and cash equivalents, financial receivables, deferred taxes; second quarter 2007: EUR 6,106 million, second quarter 2006: EUR 7,189 million).

    (3) Property, plant and equipment and intangible assets; previous year's values adjusted following the purchase price allocation for Engelhard Corp.

    (4) Property, plant and equipment and intangible assets

    Segment Reporting



1st Half
                            Sales                EBITDA
                                   Change               Change
Million EUR            2007   2006   in %   2007   2006   in %
Chemicals             7,149  4,682   52.7  1,540    861   78.9
Plastics              6,828  6,259    9.1    943    898    5.0
Performance Products  5,836  4,344   34.3    732    627   16.7
Agricultural
 Products
& Nutrition           2,804  2,765    1.4    666    686  (2.9)
  Thereof
   Agricultural
  Products            1,854  1,852    0.1    552    550    0.4
  Fine Chemicals        950    913    4.1    114    136 (16.2)
Oil & Gas             5,239  5,466  (4.2)  1,805  1,926  (6.3)
Other(1)              1,432  1,321    8.4  (350)  (223) (57.0)
                     29,288 24,837   17.9  5,336  4,775   11.7

1st Half
                         Income from
                      operations before       Income from
                         special items     operations (EBIT)
                                   Change               Change
Million EUR            2007   2006   in %  2007   2006    in %
Chemicals             1,230    668   84.1 1,211    580   108.8
Plastics                687    647    6.2   686    645     6.4
Performance Products    489    457    7.0   470    456     3.1
Agricultural
 Products
& Nutrition             521    407   28.0   513    517   (0.8)
  Thereof
   Agricultural
  Products              460    378   21.7   455    444     2.5
  Fine Chemicals         61     29  110.3    58     73  (20.5)
Oil & Gas             1,553  1,716  (9.5) 1,553  1,716   (9.5)
Other(1)              (334)  (120)      . (416)  (268)  (55.2)
                      4,146  3,775    9.8 4,017  3,646    10.2




1st Half
                         Research and
                      development expenses       Assets(2)
                                    Change                Change
Million EUR            2007   2006    in %   2007   2006    in %
Chemicals                95     66   43.9  10,632 10,903   (2.5)
Plastics                 71     73   (2.7)  6,974  6,867    1.6
Performance Products    157    119   31.9  10,001  5,884   70.0
Agricultural
 Products
& Nutrition             188    196   (4.1)  6,248  6,785   (7.9)
  Thereof
   Agricultural
  Products              155    163   (4.9)  4,725  5,025   (6.0)
  Fine Chemicals         33     33      -   1,523  1,760  (13.5)
Oil & Gas                 1      -      -   4,597  4,802   (4.3)
Other(1)                170    129   31.8   8,361  9,230   (9.4)
                        682    583   17.0  46,813 44,471    5.3

1st Half
                         Additions to        Amortization and
                        fixed assets(3)       depreciation(4)
                                    Change                Change
Million EUR            2007   2006    in %   2007   2006    in %
Chemicals               311  3,173  (90.2)    329    281   17.1
Plastics                220    334  (34.1)    257    253    1.6
Performance Products    205  1,083  (81.1)    262    171   53.2
Agricultural
 Products
& Nutrition              63    392  (83.9)    153    169   (9.5)
  Thereof
   Agricultural
  Products               35     52  (32.7)     97    106   (8.5)
  Fine Chemicals         28    340  (91.8)     56     63  (11.1)
Oil & Gas               179    190   (5.8)    252    210   20.0
Other(1)                 58    212  (72.6)     66     45   46.7
                      1,036  5,384  (80.8)  1,319  1,129   16.8


    (1) "Other" includes the fertilizers business and other businesses as well as expenses, income and assets not allocated to the segments, This item also includes foreign currency results from financial indebtedness that are not allocated to the segments, hedging of forecasted sales as well as from currency positions that are macrohedged (EUR (14) million in the first half of 2007 (EUR 93 million in the first half of 2006)).

    (2) The assets of "Other" include the assets of the fertilizers business and other businesses as well as assets that are not allocated to the segments (financial assets, cash and cash equivalents, financial receivables, deferred taxes; first half 2007: EUR 6,106 million, first half 2006: EUR 7,189 million).

    (3) Property, plant and equipment and intangible assets; previous year's values adjusted following the purchase price allocation for Engelhard Corp.

    (4) Property, plant and equipment and intangible assets

    Notes to the Interim Financial Statements

    1. BASIS OF PRESENTATION

    The Consolidated Financial Statements of BASF Group for the year ended December 31, 2006 were prepared according to the International Financial Reporting Standards (IFRS) valid as of the balance sheet date. The current interim financial statements as of June 30, 2007 were prepared using the same accounting policies.

    BASF's Financial Report for fiscal 2006 is available on the Internet at corporate.basf.com/financial-report.

    The interim financial statements have not been audited.

    2. SCOPE OF CONSOLIDATION

    The Consolidated Financial Statements include BASF Aktiengesellschaft, the parent company, as well as all material subsidiaries on a fully consolidated basis. Material jointly operated companies are proportionally consolidated. The number of fully and proportionally consolidated companies has developed as follows:



Scope of consolidation
                                                        2007      2006
As of January 1                                          328       180
  Thereof proportionally consolidated                     19        15
First-time consolidations                                 15       151
  Thereof proportionally consolidated                      -         4
  Thereof changes in the consolidation
method                                                     -         -
Deconsolidations                                          20         3
  Thereof proportionally consolidated                      -         -
As of June 30/December 31                                323       328
  Thereof proportionally consolidated                     19        19


    Fifteen companies, thereof 12 companies due to changes in the structuring of participating interests and three companies due to their increased importance, have been included in the scope of consolidation since January 1, 2007.

    Twenty companies have been deconsolidated since the beginning of 2007 because they were merged with other BASF companies or sold.
Mergers of Group companies in the first half of 2007 were primarily associated with the integration of Engelhard Corp. and the construction chemicals business acquired in 2006.

    3. FINANCIAL RESULT



Financial Result                            2nd Quarter    1st Half
                                              2007  2006  2007    2006
Income from companies accounted for using
 the equity method                              24     7    42      17
Other income from participations                29    23    29      28
Income from participations                      53    30    71      45
Interest expenses                              159   117   303     209
Interest income                                 34    62    66     106
Interest result                              (125)  (55) (237)   (103)
Income from write-ups/write-downs and from
 the disposal of securities
and receivables                                  .    38     .      84
Net financing income/(expense) from defined
 benefit plans and other
long-term personnel provisions                   8     9    17      22
Interest accrued on other interest-bearing
 liabilities                                  (10)  (11)  (19)    (23)
Construction interest                           13     9    24      16
Other financial expenses and income            (4)     3  (15)       3
Other financial result                           7    48     7     102
Financial result                              (65)    23 (159)      44


    Interest expenses rose due to the acquisitions that were made in mid-2006.

    Detailed information on financial indebtedness is provided in Note
12.

    Income from companies accounted for using the equity method increased primarily due to the shares in associated companies resulting from the acquisition of Engelhard Corp.

    In the first and second quarters of 2006, the financial result contained proceeds from the disposal of securities.

    4. INCOME TAXES

    Income before taxes and minority interests is broken down into domestic and foreign income as follows:



Income before taxes and minority interests     2nd Quarter  1st Half
Million EUR                                     2007  2006  2007  2006
Germany                                          478   641 1,114 1,217
Foreign oil production branches of German
 companies                                       497   543   854   922
Other foreign                                    967   636 1,890 1,551
                                               1,942 1,820 3,858 3,690


    Income taxes are broken down into domestic and foreign income taxes as follows:



Income taxes                                 2nd Quarter    1st Half
Million EUR                                   2007    2006  2007  2006
Germany                                        193     209   483   457
Foreign oil production branches of German
 companies                                     458     504   790   855
  Thereof noncompensable                       331     383   589   655
Other foreign                                  220     153   373   407
                                               871     866 1,646 1,719
Tax rate (%)                                  44.9    47.6  42.7  46.6


    On July 6, 2007 the Business Tax Reform 2008 was approved by the Federal Council of Germany. Among other things, as of the beginning of 2008, this tax reform will reduce corporate income tax to 15% and trade income tax will be treated as a non-deductible business expense. Taking into account all changes, the average corporate tax rate will be reduced to 29%. The tax reform will therefore also affect the calculation of the deferred taxes shown in the Consolidated Financial Statements.

    Because the tax reform was approved in July and hence after the end of the second quarter, deferred taxes will be recalculated in compliance with international accounting standards in the interim report for the third quarter of 2007.

    5. MINORITY INTERESTS



Minority interests                              2nd Quarter  1st Half
Million EUR                                       2007  2006 2007 2006
Minority interests in profits                       50    38  161  112
Minority interests in losses                       (3)   (4)  (8) (11)
                                                    47    34  153  101


    Minority interests in profits related primarily to the Group companies engaged in natural gas trading as well as to the operating company for the steam cracker in Port Arthur, Texas. Minority interests in losses were mainly related to BASF Plant Science.

    6. EARNINGS PER SHARE



Earnings per share                       2nd Quarter      1st Half
                                          2007    2006    2007    2006
Net income                  (Million
                             EUR )       1,024     920   2,059   1,870
Number of outstanding shares
(weighted average)
                            (Thousand) 492,452 505,600 494,901 507,332
Earnings per share          (EUR )        2.08    1.82    4.16    3.69


    The calculation of earnings per share is based on the weighted average number of common shares outstanding. The calculation of diluted earnings per common share reflects all possible outstanding common shares and their effect on income.

    In the first half of 2007 and in the first half of 2006, the potentially dilutive instruments were antidilutive and should not be considered.

    7. LONG-TERM ASSETS



Developments                                   1st Half 2007
Million EUR                                                Investments
                                                             accounted
                                                            for using
                                                                   the
                                                               equity
                                                            method and
                                                 Property,       other
                                      Intangible plant and  financial
                                          assets equipment      assets
Acquisition costs
Balance as of January 1                   10,624    46,631       2,127
Additions                                     78     1,080         236
Disposals                                    167       212          45
Exchange differences                       (129)     (231)        (19)
Balance as of June 30                     10,406    47,268       2,299
Amortization and depreciation
Balance as of January 1                    1,702    31,729         286
Additions                                    268     1,055           .
Disposals                                    149       184           8
Exchange differences                        (12)     (131)           .
Balance as of June 30                      1,809    32,469         278
Net book value as of June 30               8,597    14,799       2,021


    Additions to property, plant and equipment in the first half of 2007 related to a number of capital expenditure projects. The most important were as follows: at the site in Antwerp, Belgium, the expansion of the steam cracker, plants for acrylic acid and superabsorbents, as well as MDI production capacity, and the construction of an HPPO plant; in Geismar, Louisiana, the expansion of polyol production; in Port Arthur, Texas, investments to increase availability of the steam cracker; and in Freeport, Texas, the startup of a plant for superabsorbents.

    Additions in the first half of 2006 were primarily related to the acquisition of Engelhard Corp.

    The purchase price allocations for Engelhard Corp. and for the construction chemicals business acquired from Degussa AG were completed in the first half of 2007.

    8. INVENTORIES



Inventories
Million EUR                              June 30, 2007   Dec. 31, 2006
Raw materials and factory supplies               1,795           1,656
Work-in-process, finished goods and
 merchandise                                     4,627           4,962
Advance payments and services-in-process           108              54
                                                 6,530           6,672


    Work-in-process and finished goods and merchandise are combined into one item due to the production conditions in the chemical industry. Services-in-process relate primarily to inventory not invoiced at the balance sheet date. Inventories are valued using the weighted average cost method.

    9. STOCKHOLDERS' EQUITY



Subscribed capital
                                       Outstanding Subscribed  Capital
Million EUR                                 shares    capital reserves
Outstanding shares as of June 30, 2007 499,680,000      1,279    3,141
Repurchased shares intended to be
 cancelled                             (9,195,000)       (23)       27
Outstanding shares as disclosed in the
 financial statements                  490,485,000      1,256    3,168


    The Board of Executive Directors received approval at the Annual Meeting on April 26, 2007, to buy back BASF's shares to a maximum amount of 10% of subscribed capital by October 25, 2008. The shares shall be purchased on the stock exchange or through a public purchase offer addressed to all shareholders. If BASF shares are purchased on a stock exchange, the price paid for the shares may not be higher than the highest market price on the buying day and may not be lower than 25% of that market price. In the case of a public purchase offer, the price offered by BASF may be a maximum of 10% higher than the highest market price on the third trading day prior to the publishing of the public purchase offer. This authorization supersedes the prior authorization to repurchase BASF shares granted by the Annual Meeting on May 4, 2006.

    The Board of Executive Directors is authorized to cancel the repurchased shares without the approval of a further resolution at the Annual Meeting. A sale of treasury shares is only authorized after a corresponding resolution at the Annual Meeting, except when, with the approval of the Supervisory Board, the shares are used to acquire companies, parts of companies or participations in companies in return for shares.

    In the first half of 2007, a total of 9,195,000 shares, or 1.84% of the issued shares, were acquired. The average purchase price was EUR 81.86 per share. BASF spent a total of EUR 753 million on the share buyback program in the first half of 2007. As of June 30, 2007, 10,605,000 shares of BASF stock were held by BASF Aktiengesellschaft. Therein were included 1,410,000 shares that were acquired in 2006.

    These shares were acquired for the purpose of cancellation.
Therefore, these shares reduce the subscribed capital as of June 30, 2007.

    On July 10, 2007, the Board of Executive Directors of BASF
Aktiengesellschaft approved the cancellation of 10,605,000 BASF shares. The shares were cancelled by the end of July 2007. The total number of outstanding shares thus declined to 490,485,000.



Reserves
Million EUR                                June 30, 2007 Dec. 31, 2006
Legal reserves                                       345           311
Other retained earnings                           13,453        12,991
                                                  13,798        13,302


    Changes in the scope of consolidation led to an increase in the legal reserves of EUR 3.1 million in the first half of 2007. Transfers from other retained earnings increased legal reserves by EUR
29.3 million. The offsetting of actuarial gains and losses resulted in an increase in retained earnings of EUR 677.8 million.

    10. PROVISIONS FOR PENSIONS

    The valuations using the projected unit credit method per IAS 19 were carried out under the following assumptions:



Assumptions used to determine the defined benefit obligation
(weighted average)
                                              Germany       Foreign
                                            June   Dec.   June   Dec.
                                             30,    31,    30,    31,
%                                            2007   2006   2007   2006
Discount rate                                5.00   4.50   5.81   5.31
Projected increase of wages and salaries     2.50   2.50   4.46   4.46
Projected pension increase                   1.75   1.75   0.56   0.56




Assumptions used to determine expenses for pension benefits
(from January 1 through June 30 of the respective year; weighted average)
                                              Germany       Foreign
%                                            2007   2006   2007   2006
Discount rate                                4.50   4.25   5.31   5.42
Projected increase of wages and salaries     2.50   2.50   4.46   4.48
Projected pension increase                   1.75   1.50   0.56   0.49
Expected return on plan assets               4.93   4.92   7.35   7.71


    The assumptions regarding the overall expected long-term rate of return are based on the desired portfolio structure and forecasts of expected individual asset class returns. The forecasts are based on long-term historical average returns and take into consideration the current yield level and the inflation trend. In the first half of 2007, the interest rate was adjusted to take account of developments in the capital markets. The resulting actuarial gains led to a significant increase in other long-term assets and to a decline in provisions for pensions and similar obligations.

    11. OTHER PROVISIONS



Other provisions
                    June 30, June 30,  Dec. 31,
Million EUR           2007     2006       2006
Other long-term
provisions             3,151    2,749       3,080
Other short-term
provisions             2,562    2,856       2,848
                       5,713    5,605       5,928


    In natural gas trading provisions are established for outstanding invoices related to gas supplies that have not been priced as of the balance sheet date. These provisions declined in the first half of 2007 compared with December 31, 2006. Provisions for bonuses and severance payments declined in the first half of 2007 as a result of usage.

    On the other hand, provisions for BASF's stock option program
(BOP) increased in the first half of 2007 due to the rise in BASF's share price.

    12. LIABILITIES



Liabilities                         June 30,    June 30,    Dec. 31,
                                       2007        2006        2006
                                   Less  More  Less  More  Less  More
                                    than  than  than  than  than  than
                                    one   one   one   one   one   one
Million EUR                         year  year  year  year  year  year
Accounts payable, trade            4,258     - 3,215     - 4,755     -
Bonds and other liabilities to the
 capital market                    2,887 5,984 4,454 5,002 3,219 5,000
Liabilities to credit institutions   395   734   583   918   476   788
Financial indebtedness             3,282 6,718 5,037 5,920 3,695 5,788
Tax liabilities                    1,218     - 1,178     -   858     -
Advances received on orders           42     -    39     -   109     -
Liabilities on bills                  60    11    34     3    47     3
Liabilities related to social
 security                            132    27   108     1   136    18
Miscellaneous liabilities          1,815   763 1,741 1,129 1,405   755
Deferred income                      234   183   287   190   127   196
Other liabilities                  2,283   984 2,209 1,323 1,824   972




                                                    Carrying amounts
Financial indebtedness                                   based on
                                                   effective interest
                                                          method
                                         Effective  June   June  Dec.
                                 Nominal  interest   30,    30,   31,
Million EUR                       volumerate   2007   2006  2006
3.5% Euro Bond 2003/2010           1,000     3.63%    996    995   996
3.375% Euro Bond 2005/2012         1,400     3.42%  1,397  1,397 1,397
4% Euro Bond 2006/2011             1,000     4.05%    998    998   998
4.5% Euro Bond 2006/2016             500     4.62%    496    495   495
3-Month EURIBOR Bond 2006/2009       500  variable    500    500   500
Extendible floating rate notes
 2007/2010 ($1,350 million)        1,000  variable  1,000      -     -
Other bonds                                           597    694   614
Commercial paper                                    2,887  4,377 3,219
Bonds and other liabilities to
 the capital markets                                8,871  9,456 8,219
Liabilities to credit
 institutions                                       1,129  1,501 1,264
                                                   10,000 10,957 9,483


    13. RELATED-PARTY TRANSACTIONS

    Material supply relationships exist for the supply of oil and gas between companies of the BASF Group and the proportionally consolidated joint venture companies Wintershall Erdgas Handelshaus GmbH & Co. KG, Berlin, and Wintershall Erdgas Handelshaus Zug AG, Zug, Switzerland. These transactions are conducted at arm's length prices and business terms. The unconsolidated portion of these supplies amounted to EUR 300.1 million in the first half of 2007 and EUR
388.3 million in the first half of 2006.

    Several members of the Supervisory Board and Board of Executive Directors also serve on the boards of executive directors or supervisory boards of companies with which BASF maintains business relations. These transactions are conducted at arm's length prices and business terms.

    BASF has not issued loans to members of the Board of Executive Directors or the Supervisory Board.

    Statement in accordance with Section 37y No. 1 of the German
Securities Trading Act

    To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the interim management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.

    Ludwigshafen, July 30, 2007

    BASF Aktiengesellschaft
Board of Executive Directors

    This report contains forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. The Report on Form 20-F is available on the Internet at corporate.basf.com/20-F-Report. We do not assume any obligation to update the forward-looking statements contained in this report.



IMPORTANT DATES

Interim Report Third Quarter 2007: October 30, 2007
Annual Results 2007: February 21, 2008
Interim Report First Quarter 2008
and Annual Meeting: April 24, 2008
Interim Report First Half 2008: July 31, 2008

CONTACTS

Corporate Media Relations
Michael Grabicki: Phone: +49 621 60-99938, Fax: +49 621 60-92693

Investor Relations
Magdalena Moll: Phone: +49 621 60-48230, Fax: +49 621 60-22500

General Inquiries
Phone: +49 621 60-0, Fax: +49 621 60-42525

FURTHER INFORMATION

You can find this and other publications from BASF on the Internet at corporate.basf.com.

You can also order the reports
by telephone: +49 621 60-91827
by fax: +49 621 60-20162
on the Internet: corporate.basf.com/mediaorders

This report is printed on certified Galaxi Supermat paper from sustainable forestry.

BASF Aktiengesellschaft, 67056 Ludwigshafen, Germany



    CONTACT: BASF Aktiengesellschaft
             Michael Grabicki
             Phone: +49 621 60-99938
             Fax: +49 621 60-92693
             michael.grabicki@basf.com
             or
             Corporate Media Relations
             Phone: +49 621 60-20916
             Fax:: +49 621 60-92693
             presse.kontakt@basf.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BASF Aktiengesellschaft
August 1, 2007          By: /s/ Elisabeth Schick
                                ------------------------------------
                                Name: Elisabeth Schick
                                Title: Director Site Communications Ludwigshafen and Europe


                                By: /s/ Christian Schubert
                                ------------------------------------
                                Name: Christian Schubert
                                Title: Director Corporate Communications
                                BASF Group